UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Odyssey Marine Exploration, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

676118102

(CUSIP Number)

c/o Andres Gonzalez Saravia

Campos Eliseos No. 29

Col. Rincon del Bosque

11580 Mexico D.F.

Mexico

(52) 555 255 9900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

(with copies to)

Maurice M. Lefkort, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

(212) 728-8000

August 30, 2021

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 676118102

(1)	Name of Reporting Person: Epsilon Acquisitions LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
(13)	Percent of Class Represented by Amount in Row (11): 0.0%*
(14)	Type of Reporting Person (See Instructions): OO

CUSIP No. 676118102

(1)	Name of Reporting Persons: Alonso Ancira
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6)	Citizenship or Place of Organization: Mexico and the United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0%*
(14)	Type of Reporting Person (See Instructions): IN

Introductory Note

This Amendment No. 2 (this “Amendment No. 2”) is being filed on behalf of Epsilon Acquisitions LLC, a Delaware limited liability company (“Epsilon”) and Alonso Ancira, a citizen of Mexico and the United States (together, the “Reporting Persons”) with respect to the common stock, par value $0.0001 per share (the “Common Stock”) of Odyssey Marine Exploration, Inc., a Nevada corporation (the “Issuer”), to amend the Schedule 13D filed on February 9, 2017, as amended by Amendment No. 1 to the Schedule 13D filed by the Reporting Persons on August 16, 2017 (together with this Amendment No. 2, the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)	See Items 11 and 13 on the cover pages.

(b)	See Items 7 through 10 on the cover pages

(c)

On November 30, 2020, Epsilon engaged in a cashless exercise of its warrants resulting in it receiving 56,228 shares of Common Stock (the “Warrant Net Exercise”). The Issuer waived the 75 day notice requirement for the Warrant Net Exercise. On March 31, 2021, Epsilon converted the Second A&R Note into 411,562 shares of Common Stock. The Issuer waived the 75 day notice requirement for such conversion. On August 30, 2021, Epsilon sold all 1,138,245 shares of the Common Stock held by it for a price of $4.89 per share in a private sale (the “Sale”). Following the Sale, the Reporting Persons no longer hold any shares of the Common Stock.

(e) As of August 30, 2021, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the Sale, Epsilon entered into a Purchase Agreement, dated as of August 30, 2021 with Drumcliffe Partners IV SMA1, LLC (“Drumcliffe”), pursuant to which Drumcliffe purchased the shares of Common Stock owned by Epsilon (the “Drumcliffe Purchase Agreement”). On the same date, Epsilon entered into an Assignment, Assumption and Amendment of the Second Amended and Restated Registration Rights Agreement, by and among Epsilon, Minera del Norta S.A. de C.V., Drumcliffe and the Issuer, pursuant to which Epsilon assigned its registration rights to Drumcliffe (the “Drumcliffe Assignment”).

Epsilon also entered into various Assignment and Assumption Agreements, pursuant to which Drumcliffe assigned its obligations under the Drumcliffe Purchase Agreement and the Drumcliffe Assignment to its various investors the (“Second Drumcliffe Assignment”).

The foregoing description of the Drumcliffe Purchase Agreement, the Drumcliffe Assignment, the Second Drumcliffe Assignment and the Escrow Agreement in this Schedule 13D are qualified in their entirety by reference to the Drumcliffe Purchase Agreement, Drumcliffe Assignment, the form of Second Drumcliffe Assignment and the Escrow Agreement, each of which are incorporated by reference as Exhibits 99.5, 99.6 and 99.7.

Item 7.	Materials to be Filed as Exhibits.

99.5 Purchase Agreement, dated as of August 30, 2021 by and between Epsilon Acquisitions LLC and Drumcliffe Partners IV SMA1, LLC

99.6 Assignment, Assumption and Amendment of the Second Amended and Restated Registration Rights Agreement, dated as of August 30, 2021, by and among Epsilon Acquisitions LLC, Minera del Norta S.A. de C.V., Drumcliffe Partners IV SMA1, LLC and Odyssey Marine Explorations, Inc.

99.7 Form of Assignment and Assumption Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete, and correct.

Dated August 31, 2021

EPSILON ACQUISITIONS LLC

By:	/s/ Alonso Ancira
Name:	Alonso Ancira
Title:	Managing Member

ALONSO ANCIRA

By:	/s/ Alonso Ancira
Name:	Alonso Ancira